EXHIBIT 21

ARGAN, INC. AND SUBSIDIARIES

LIST OF COMPANIES

JANUARY 31, 2021

	Place of
	Incorporation/	%
Company Name	Organization	Ownership

Argan, Inc. ("AGX")	Delaware	Parent

100%-Owned Subsidiaries of AGX

Gemma Power Systems, LLC ("GPS")	Connecticut	100%

Gemma Power Hartford, LLC	Connecticut	100%

Gemma Power, Inc.	Connecticut	100%

Gemma Power Systems California, Inc.	California	100%

Southern Maryland Cable, Inc.	Delaware	100%

AGX International Limited ("AGXI")	Ireland	100%

Atlantic Projects Company, Inc.	New York	100%

TRC Acquisition, LLC ("TRCA")	Delaware	100%

100%-Owned Subsidiaries of GPS

Gemma Renewable Power, LLC	Delaware	100%

Gemma Plant Operations, LLC	Delaware	100%

100%-Owned Subsidiary of TRCA

The Roberts Company, Inc.	Delaware	100%

100%-Owned Subsidiary of AGXI

Atlantic Projects Company Limited ("APCL")	Ireland	100%

100%-Owned Subsidiary of APCL

Atlantic Projects Company (UK) Limited	United Kingdom	100%

Atlantic Power Contractors Limited	Hong Kong	100%